SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 21, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications reports third quarter 2017 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2017 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 239 MILLION

ADJUSTED FREE CASH FLOW2 TOTALED NIS 202 MILLION

NET DEBT2 DECLINED BELOW NIS 1 BILLION TO NIS 887 MILLION

30 THOUSAND HOUSEHOLDS ARE CONNECTED TO PARTNER TV AS OF TODAY

CELLULAR SUBSCRIBERS INCREASE FOR THE SECOND CONSECUTIVE QUARTER

Third quarter 2017 highlights (compared with third quarter 2016)

•	Total Revenues: NIS 826 million (US$ 234 million), a decrease of 3%
•	Service Revenues: NIS 666 million (US$ 189 million), a decrease of 5%
•	Equipment Revenues: NIS 160 million (US$ 45 million), an increase of 6%
•	Total Operating Expenses (OPEX2): NIS 477 million (US$ 135 million), a decrease of 16%
•	Adjusted EBITDA: NIS 239 million (US$ 68 million), an increase of 9%
•	Adjusted EBITDA Margin[2]: 29% of total revenues compared with 26%
•	Profit for the Period: NIS 54 million (US$ 15 million), an increase of 184%
•	Net Debt: NIS 887 million (US$ 251 million), a decrease of NIS 881 million
•	Adjusted Free Cash Flow (before interest): NIS 202 million (US$ 57 million), a decrease of NIS 13 million
•	Cellular ARPU: NIS 64 (US$ 18), a decrease of 3%
•	Cellular Subscriber Base: approximately 2.68 million at quarter-end, a decrease of 1%

Rosh Ha’ayin, Israel, November 21, 2017 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2017.

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the third quarter 2017 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"Our strong entrance to the TV market, together with our significant presence in the internet and cellular markets, establishes Partner as a comprehensive communications group. The customer recruitment figures for Partner TV are high compared to our preliminary forecasts. In the last month, the sales rate has increased even more and the number of daily installations has accelerated compared to the period from August through October. In less than a month, we have completed installations in 10,000 additional households and currently the number of households that are already connected to the Partner TV service is approximately 30,000. In addition, thousands of additional households have scheduled installations by the end of the month after they have already completed joining the service. Most of the customers that have joined the TV service have chosen the service as part of our bundle and triple offerings which also includes ISP and internet infrastructure.

As part of our strategic plan as a comprehensive communications group, in August we also announced the commencement of the commercial phase of our independent fiber optic infrastructure project - Partner Fiber - which provides, for the first time, a more advanced and cost-effective alternative to the existing fixed infrastructure in Israel.

Partner's optic fibers have already reached tens of thousands of households throughout the country, and we are working to deploy further at an accelerated rate in several cities simultaneously. In complete alignment with the Ministry of Communications and other regulatory bodies, we will continue to offer the most advanced technology with an attractive value offering to more and more customers.

In the cellular segment we added approximately 33 thousand net Post-Paid subscribers in the last quarter and recorded a net increase in our cellular subscriber base for the second consecutive quarter, despite a decline of approximately 18 thousand Pre-Paid subscribers.”

Mr. Dudu Mizrahi, Partner's Chief Financial Officer, commented on the third quarter 2017 results:

“In the third quarter, many of the activities that the Company has been engaged in during the last year were reflected, among others, in the growth of 33 thousand Post-Paid cellular subscribers, a continued single digit cellular churn rate, a significant improvement in the equipment sales gross profit margin which stood at 27%, an improvement in the EBITDA margin compared with Q3 2016, and an additional quarter with a strong free cash flow before interest which totaled NIS 202 million.

The increase in CAPEX in the quarter mainly reflected the acceleration of the Company's fiber project, which enables the Company to offer advanced services based on an independent fixed-line infrastructure both to the residential market and the business market, as well as the entrance to the TV market.

In the third quarter the Company early adopted the new International Financial Reporting Standard 15 ("IFRS 15"), retroactively as from January 1, 2017 (the standard is effective from January 1, 2018, earlier application is permitted). The total increase in operating profit and profit for the first three quarters of 2017 amounted to NIS 51 million and NIS 39 million, respectively. The increase in the operating profit and profit for the third quarter 2017 alone amounted to NIS 19 million and NIS 15 million, respectively. The increase is mainly a result of costs capitalization of obtaining contracts with customers (part of payroll expenses and selling commissions).

The financial steps which we executed in the past months, including among others, the early repayments of loans in an amount of approximately NIS 0.9 billion and the raising of a new traded bond series, are reflected in the significant decline in finance expenses compared to Q3 2016. The financial steps, together with the strong free cash flow presented by the Company in the current quarter, resulted in a decline in net debt to below NIS 1 billion – to NIS 887 million.”

NIS Million	Q3’17	Q2’17	Comments
Service Revenues	666	646	The increase results mainly from higher cellular seasonal roaming revenues
Equipment Revenues	160	159
Total Revenues	826	805
Gross profit from equipment sales	43	33
OPEX	477	*472	Q3 2017 include expenses related to the launch of the Company's TV services
Adjusted EBITDA	239	*269
Q2 2017 was the last quarter for which the Company recorded NIS 54 million income with respect to the settlement agreement with Orange. This was partially offset by an increase in service revenues and an increase in gross profit from equipment

Profit for the Period	54	*46
Capital Expenditures (additions)	107	*78
Adjusted free cash flow (before interest payments)	202	208
Net Debt	887	1,081

* Figures include the impact of IFRS15 retroactive implementation as from beginning of 2017.

	Q3’17	Q2’17	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,306	2,273	Increase of 33 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	371	389	Decrease of 18 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	64	62	Mainly the result of higher seasonal roaming revenues
Quarterly Cellular Churn Rate (%)	9.3%	9.0%

Key Financial Results

NIS MILLION (except EPS)	Q3'17	Q3'16	% Change
Revenues	826	849	-3%
Cost of revenues	625	691	-10%
Gross profit	201	158	+27%
Operating profit	92	64	+44%
Profit for the period	54	19	+184%
Earnings per share (basic, NIS)	0.32	0.12	+167%
Adjusted free cash flow (before interest)	202	215	-6%

Key Operating Indicators

	Q3'17	Q3'16	Change
Adjusted EBITDA (NIS million)	239	220	+9%
Adjusted EBITDA (as a % of total revenues)	29%	26%	+3
Cellular Subscribers (end of period, thousands)	2,677	2,693	-16
Quarterly Cellular Churn Rate (%)	9.3%	9.7%	-0.4
Monthly Average Revenue per Cellular User (ARPU) (NIS)	64	66	-2

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'17	Q3'16	Change %	Q3'17	Q3'16	Change %	Q3'17	Q3'16	Q3'17	Q3'16	Change %
Total Revenues	652	670	-3%	216	232	-7%	(42)	(53)	826	849	-3%
Service Revenues	514	531	-3%	194	220	-12%	(42)	(53)	666	698	-5%
Equipment Revenues	138	139	-1%	22	12	+83%			160	151	+6%
Operating Profit	74	36	+106%	18	28	-36%			92	64	+44%
Adjusted EBITDA	189	156	+21%	50	64	-22%			239	220	+9%

Financial Review

In Q3 2017, total revenues were NIS 826 million (US$ 234 million), a decrease of 3% from NIS 849 million in Q3 2016.

Service revenues in Q3 2017 totaled NIS 666 million (US$ 189 million), a decrease of 5% from NIS 698 million in Q3 2016.

Service revenues for the cellular segment in Q3 2017 totaled NIS 514 million (US$ 146 million), a decrease of 3% from NIS 531 million in Q3 2016. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q3 2017 totaled NIS 194 million (US$ 55 million), a decrease of 12% from NIS 220 million in Q3 2016. The decrease reflected the continuing decrease in revenues from international calls as well as other fixed line services.

Equipment revenues in Q3 2017 totaled NIS 160 million (US$ 45 million), an increase of 6% from NIS 151 million in Q3 2016, largely reflecting a change in product mix.

Gross profit from equipment sales in Q3 2017 was NIS 43 million (US$ 12 million), compared with NIS 28 million in Q3 2016, an increase of 54%, mainly reflecting higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 477 million (US$ 135 million) in Q3 2017, a decrease of 16% or NIS 93 million from Q3 2016. The decrease mainly reflected a decline in expenses related to the cellular network, the implementation of the International Financial Reporting Standard 15 ("IFRS 15"), a nonrecurring decrease in site-rental expenses as well as a decrease in other expenses reflecting the impact of various efficiency measures undertaken as part of a long-term plan to reduce the Company’s cost base, partially offset by additional expenses relating to the Company's TV services which were launched in June 2017. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q3 2017 decreased by 14% compared with Q3 2016.

Operating profit for Q3 2017 was NIS 92 million (US$ 26 million), an increase of 44% compared with NIS 64 million in Q3 2016.

Adjusted EBITDA in Q3 2017 totaled NIS 239 million (US$ 68 million), an increase of 9% from NIS 220 million in Q3 2016. As a percentage of total revenues, Adjusted EBITDA in Q3 2017 was 29% compared with 26% in Q3 2016.

Adjusted EBITDA for the cellular segment was NIS 189 million (US$ 54 million), in Q3 2017, an increase of 21% from NIS 156 million in Q3 2016, reflecting the decrease in OPEX (as explained above) and the increase in gross profit from equipment sales partially offset by the decrease in service revenues and despite the fact that Q3 2017 was the first quarter (since Q2 2015) in which the Company did not record any income with respect to the settlement agreement regarding the Orange brand. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q3 2017 was 29% compared with 23% in Q3 2016.

Adjusted EBITDA for the fixed-line segment was NIS 50 million (US$ 14 million) in Q3 2017, a decrease of 22% from NIS 64 million in Q3 2016, reflecting the decrease in service revenues, partially offset by the decrease in OPEX and the increase in gross profit from equipment sales. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q3 2017 was 23%, compared with 28% in Q3 2016.

Finance costs, net in Q3 2017 were NIS 15 million (US$ 4 million), a decrease of 50% compared with NIS 30 million in Q3 2016. The decrease largely reflects lower interest expenses due to the lower level of debt as a result of early repayments made in June and July 2017 as well as regular maturities, in addition to lower linkage expenses due to a lower CPI level.

Income taxes for Q3 2017 were NIS 23 million (US$ 7 million), compared with NIS 15 million in Q3 2016.

Profit in Q3 2017 was NIS 54 million (US$ 15 million), compared with a profit of NIS 19 million in Q3 2016, an increase of 184%.

Based on the weighted average number of shares outstanding during Q3 2017, basic earnings per share or ADS, was NIS 0.32 (US$ 0.09), compared to basic earnings per share of NIS 0.12 in Q3 2016.

Cellular Segment Operational Review

At the end of Q3 2017, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.68 million including approximately 2.31 million Post-Paid subscribers or 86% of the base, and approximately 371 thousand Pre-Paid subscribers, or 14% of the subscriber base.

During the third quarter of 2017, the cellular subscriber base increased by approximately 15 thousand subscribers. The Post-Paid subscriber base increased by approximately 33 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 18 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q3 2017 was 9.3%, compared with 9.7% in Q3 2016.

Total cellular market share (based on the number of subscribers) at the end of Q3 2017 was estimated to be approximately 26%, unchanged from Q3 2016.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2017 was NIS 64 (US$ 18), a decrease of 3% from NIS 66 in Q3 2016. The decrease mainly reflected the continued price erosion in key cellular services due to the persistent competition in the cellular market.

Funding and Investing Review

In Q3 2017, Adjusted Free Cash Flow totaled NIS 202 million (US$ 57 million), a decrease of 6% from NIS 215 million in Q3 2016. Excluding the impact of the NIS 35 million payment received from Hot Mobile in Q3 2016, Adjusted Free Cash Flow increased by 12%.

Cash generated from operations increased by 21% to NIS 306 million (US$ 87 million) in Q3 2017 from NIS 253 million in Q3 2016. The increase mainly reflected the increase in Adjusted EBITDA and the smaller decrease in operating assets and liabilities.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 105 million (US$ 30 million) in Q3 2017, an increase of 139% from NIS 44 million in Q3 2016. The increase mainly reflected the impact of the implementation of IFRS 15 (capitalization of part of payroll and selling commission expenses) and the increase in investments related to fiber deployment and TV services.

The level of Net Debt at the end of Q3 2017 amounted to NIS 887 million (US$ 251 million), compared with NIS 1,768 million at the end of Q3 2016.

Business Developments

The Company's Board of Directors approved on November 20, 2017 the appointment of Mr. Tomer Bar Zeev as a member to the Company's Board of Directors. Mr. Tomer Bar Zeev was nominated by S.B. Israel Telecom Ltd., the Company's principal shareholder. In accordance with the Company's Articles of Association and applicable law, Mr. Bar Zeev shall serve in office until the coming Annual General Meeting of shareholders.

Mr. Bar Zeev is the founder and CEO of ironSource since 2010, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers. Mr. Bar Zeev holds a BA in computer science from IDC Herziliya.

An active investor in other technology startups, Mr. Bar Zeev has a deep understanding of companies in the telecommunication and technology fields.

Regulatory Developments

In August 2015, the Ministry of Communications' regulation regarding access to Bezeq's passive infrastructure came into force. The purpose of this regulation is to allow other licensees to use Bezeq's passive infrastructure (such as ducts, manholes, poles, boxes etc.) in order to deploy their own high speed fiber optical cables. According to the Ministry's temporary instructions at the time (which was in force until November 1, 2015), any work inside Bezeq's passive infrastructure was to be performed by Bezeq's employees. Although the interim period has since passed, the Ministry of Communications did not effectively enforce its abovementioned decision on Bezeq.

Following the enactment of the Economic Program Law for the years 2017-2018 (which set Bezeq's obligation to allow access to its passive infrastructure into law), Bezeq has begun to partially observe its duty to provide access to its passive infrastructures. Bezeq has deployed several fiber optic cables for licensees using its own personnel.

On October 19, 2017, the Ministry of Communications instructed Bezeq to allow other domestic operators (including Partner) to deploy fiber optic cables with their own contractors (without the need for the use of Bezeq personnel). This change has the potential to substantially increase the speed of deployment of Partner's fiber infrastructure.

IFRS 15

In the third quarter of 2017 the Company early adopted (the standard is effective from January 1, 2018, earlier application is permitted), as from January 1, 2017 (the transition date), IFRS 15, Revenue from Contracts with Customers, which outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

1)	Identifying the contract with the customer.

2)	Identifying separate performance obligations in the contract.

3)	Determining the transaction price.

4)	Allocating the transaction price to separate performance obligations.

5)	Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Company recognizes revenue when the customer obtains control over the goods or services. Revenue is based on the consideration that the Company expects to receive for the transfer of the goods or services promised to the customer, excluding amounts collected on behalf of third parties, and where collection is probable.

The Company applied IFRS 15 using the cumulative effect approach as from the transition date, without a restatement of comparative figures. As part of the initial implementation of IFRS 15, the Company has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date, and therefore there is no change in the accounting treatment for contracts completed at the transition date. The Company also applied the practical expedient of examining the aggregate effect of contracts changes that occurred before the transition date, instead of examining each change separately. Contracts that are renewed on a monthly basis and may be cancelled by the customer at any time, without penalty, were considered completed contracts at the transition date. The cumulative effect as of the transition date was immaterial and did not affect the financial statements.

The application of IFRS 15 did not have a material effect on the measurement and timing of the Company’s revenue in the reporting period, compared to the provisions of the previous standards.

The main effect of the Company’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Company will recover these costs, instead of recognizing these costs in the statement of income as incurred. IFRS 15 also determines that direct costs of fulfilling a contract which the Company can specifically identify and which produce or improve the Company’s resources that are used for its future performance obligation (and it is probable that the Company will recover these costs) are recognized as assets (the incremental and direct costs together: "contract costs"). Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

Direct commissions paid to resellers and sales employees for sales and upgrades, are recognized as an asset for obtaining a contract instead of an expense in the statement of income. The assets are amortized in accordance with the expected service period (mainly over 2 to 3 years), using the portfolio approach.

For the effect of IFRS 15 on the financial reports, see also the section, 'Effect of IFRS15 implementation' in this press release.

Conference Call Details

Partner will hold a conference call on Tuesday, November 21, 2017 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0687
North America toll-free: +1.866.860.9642

A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from November 21, 2017 until December 12, 2017, at the following numbers:

International: +972.3.925.5940
North America toll-free: +1.877.456.0009

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's anticipated acceleration of the deployment of its fiber optic infrastructure.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, as regards the anticipated acceleration of fiber cable deployment, whether the Ministry of Communications’ instruction to Bezeq to allow other domestic operators (including Partner) to deploy fiber optic cables with their own contractors (without the need for the use of Bezeq personnel) will be respected or enforced and whether the Company will have the financial resources needed to continue to increase the number of customers served by its fiber optic infrastructure. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2017: US $1.00 equals NIS 3.529. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA*
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA margin (%): Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others
* Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Dudu Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2017	2016	2017
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	1,010	716	286
Short-term deposits	150	452	43
Trade receivables	819	990	232
Other receivables and prepaid expenses	62	57	18
Deferred expenses – right of use	40	28	11
Inventories	90	96	25
	2,171	2,339	615

NON CURRENT ASSETS
Trade receivables	228	333	65
Prepaid expenses and other	2	2	1
Deferred expenses – right of use	121	75	34
Property and equipment	1,128	1,207	320
Intangible and other assets	716	793	203
Goodwill	407	407	115
Deferred income tax asset	27	41	8
	2,629	2,858	746

TOTAL ASSETS	4,800	5,197	1,361

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2017	2016	2017
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	557	498	158
Trade payables	702	681	199
Payables in respect of employees	51	101	14
Other payables (mainly institutions)	28	28	8
Income tax payable	83	45	23
Deferred income with respect to settlement
agreement with Orange		108
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	42	38	12
Provisions	78	77	22
	1,572	1,607	445
NON CURRENT LIABILITIES
Notes payable	899	646	255
Borrowings from banks and others	591	1,550	167
Liability for employee rights upon retirement, net	36	39	11
Dismantling and restoring sites obligation	28	35	8
Deferred revenues from HOT mobile	172	195	49
Other non-current liabilities	21	14	6
	1,747	2,479	496

TOTAL LIABILITIES	3,319	4,086	941

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2016 and September 30, 2017 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2016 – *156,993,337 shares
September 30, 2017 – *167,527,166 shares
Capital surplus	1,199	1,034	340
Accumulated retained earnings	538	358	152
Treasury shares, at cost December 31, 2016 – **3,603,578 shares September 30, 2017 – **3,296,619 shares	(258)	(283)	(73)
TOTAL EQUITY	1,481	1,111	420
TOTAL LIABILITIES AND EQUITY	4,800	5,197	1,361

*   Net of treasury shares.
** Including, restricted shares in amount of 2,008,584 and 2,061,201 as of September 30, 2017 and December 31, 2016 respectively held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,434	2,723	826	849	690	234
Cost of revenues	1,916	2,218	625	691	543	177
Gross profit	518	505	201	158	147	57

Selling and marketing expenses	189	330	70	98	54	20
General and administrative expenses	146	188	46	60	41	13
Income with respect to settlement agreement with Orange	108	163		55	30
Other income, net	24	35	7	9	7	2
Operating profit	315	185	92	64	89	26
Finance income	4	10	5	*	1	1
Finance expenses	96	92	20	30	27	5
Finance costs, net	92	82	15	30	26	4
Profit before income tax	223	103	77	34	63	22
Income tax expenses	59	44	23	15	17	7
Profit for the period	164	59	54	19	46	15

Earnings per share
Basic	1.02	0.38	0.32	0.12	0.29	0.09
Diluted	1.01	0.37	0.32	0.12	0.28	0.09
Weighted average number of shares outstanding (in thousands)
Basic	161,002	156,120	167,371	156,178	161,002	167,371
Diluted	162,745	157,925	168,815	157,953	162,745	168,815

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	164	59	54	19	46	15
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	164	59	54	19	46	15

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2017				Nine months ended September 30, 2016
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,487	465		1,952	1,586	514		2,100
Inter-segment revenue - Services	13	115	(128)		15	147	(162)
Segment revenue - Equipment	428	54		482	571	52		623
Total revenues	1,928	634	(128)	2,434	2,172	713	(162)	2,723
Segment cost of revenues – Services	1,093	443		1,536	1,261	460		1,721
Inter-segment cost of revenues- Services	114	14	(128)		146	16	(162)
Segment cost of revenues - Equipment	342	38		380	454	43		497
Cost of revenues	1,549	495	(128)	1,916	1,861	519	(162)	2,218
Gross profit	379	139		518	311	194		505
Operating expenses (3)	268	67		335	428	90		518
Income with respect to settlement agreement with Orange	108			108	163			163
Other income, net	23	1		24	32	3		35
Operating profit	242	73		315	78	107		185
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	327	100			338	110
–Other (1)	17				37
Segment Adjusted EBITDA (2)	586	173			453	217
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				759				670
- Depreciation and amortization				(427)				(448)
- Finance costs, net				(92)				(82)
- Income tax expenses				(59)				(44)
- Other (1)				(17)				(37)
Profit for the period				164				59

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2017				Three months ended September 30, 2016
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	510	156		666	526	172		698
Inter-segment revenue - Services	4	38	(42)		5	48	(53)
Segment revenue - Equipment	138	22		160	139	12		151
Total revenues	652	216	(42)	826	670	232	(53)	849
Segment cost of revenues – Services	358	150		508	410	158		568
Inter-segment cost of revenues- Services	38	4	(42)		48	5	(53)
Segment cost of revenues - Equipment	102	15		117	112	11		123
Cost of revenues	498	169	(42)	625	570	174	(53)	691
Gross profit	154	47		201	100	58		158
Operating expenses (3)	87	29		116	127	31		158
Income with respect to settlement agreement with Orange					55			55
Other income, net	7	*		7	8	1		9
Operating profit	74	18		92	36	28		64
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	109	32			108	35
–Other (1)	6				12	1
Segment Adjusted EBITDA (2)	189	50			156	64
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				239				220
- Depreciation and amortization				(141)				(143)
- Finance costs, net				(15)				(30)
- Income tax expenses				(23)				(15)
- Other (1)				(6)				(13)
Profit for the period				54				19

*   Representing an amount of less than 1 million.

(1) Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.
(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months ended September 30,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	804	652	227
Income tax paid	(7)	(20)	(2)
Net cash provided by operating activities	797	632	225

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(146)	(97)	(41)
Acquisition of intangible and other assets	(117)	(52)	(33)
Proceeds from (investment in) short-term deposits, net	302		85
Interest received	2	2	1
Consideration received from sales of property and equipment	*	4	*
Net cash provided by (used in) investing activities	41	(143)	12

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	190		54
Interest paid	(85)	(80)	(24)
Current borrowings received		52
Repayment of non-current borrowings	(901)	(11)	(255)
Proceeds from issuance of notes payable, net of issuance costs	252		71
Repayment of notes payable		(235)
Net cash used in financing activities	(544)	(274)	(154)

INCREASE IN CASH AND CASH EQUIVALENTS	294	215	83

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	716	926	203

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,010	1,141	286

* Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months ended September 30,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	164	59	46
Adjustments for:
Depreciation and amortization	399	427	113
Amortization of deferred expenses - Right of use	28	21	8
Employee share based compensation expenses	16	36	5
Liability for employee rights upon retirement, net	(3)	(3)	(1)
Finance costs, net	(3)	2	(1)
Change in fair value of derivative financial instruments	(1)	*	*
Capital loss from property and equipment	*	1	*
Interest paid	85	80	24
Interest received	(2)	(2)	(1)
Deferred income taxes	14	12	4
Income tax paid	7	20	2
Changes in operating assets and liabilities:
Decrease (increase)in accounts receivable:
Trade	276	122	78
Other	(5)	8	(1)
Increase (decrease) in accounts payable and accruals:
Trade	45	(3)	13
Other payables	(49)	(38)	(14)
Provisions	1	(6)	*
Deferred income with respect to settlement agreement with Orange	(108)	(163)	(31)
Deferred revenues from HOT mobile	(23)	54	(7)
Other deferred revenues	5	6	1
Increase in deferred expenses - Right of use	(86)	(52)	(24)
Current income tax liability	38	11	11
Decrease in inventories	6	60	2
Cash generated from operations	804	652	227

             * Representing an amount of less than 1 million.

At September 30, 2017 and 2016, trade and other payables include NIS 102 million ($29 million) and NIS 96 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Effect of IFRS15 implementation:

The tables below summarize the effects on the interim condensed consolidated statement of financial position as at September 30, 2017 and on the interim condensed consolidated statements of income and cash flows for the nine and three months periods ended as of the same date.

Effect of change on interim condensed consolidated statement of financial position:

	New Israeli Shekels in millions
	As of September 30, 2017
	Previous accounting policy	Effect of change	According to IFRS15
	(Unaudited)
Costs to obtain contracts recognized in intangible assets, net – non-current assets	-	51	51
Deferred income tax asset	39	(12)	27
Equity	1,442	39	1,481

Effect of change on interim condensed consolidated statement of income:

	New Israeli Shekels in millions
	Nine months ended September 30, 2017			Three months ended September 30, 2017
	Previous accounting policy	Effect of change	According to IFRS15	Previous accounting policy	Effect of change	According to IFRS15
	(Unaudited)
Selling and marketing expenses	240	(51)	189	89	(19)	70
Operating profit	264	51	315	73	19	92
Profit before income tax	172	51	223	58	19	77
Income tax expenses	47	12	59	19	4	23
Profit for the period	125	39	164	39	15	54

Depreciation and amortization expense	422	5	427	138	3	141

Effect of change on interim condensed consolidated statement cash flows:

	New Israeli Shekels in millions
	Nine months ended September 30, 2017			Three months ended September 30, 2017
	Previous accounting policy	Effect of change	According to IFRS15	Previous accounting policy	Effect of change	According to IFRS15
	(Unaudited)

Net cash provided by operating activities	746	51	797	286	20	306
Net cash provided by (used in) investing activities	92	(51)	41	(234)	(20)	(254)

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow

	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	9 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,	3 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	797	632	306	253	225	87
Net cash used in investing activities	41	(143)	(254)	(38)	12	(72)
Proceeds from (investment in) short-term deposits	(302)		150		(85)	43
Adjusted Free Cash Flow	536	489	202	215	152	58

Interest paid	(85)	(80)	(10)	(14)	(24)	(3)
Adjusted Free Cash Flow After Interest	451	409	192	201	128	55

Total Operating Expenses (OPEX)

	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	9 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,	3 months period ended September 30,	9 months period ended September 30,	3 months period ended September 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	1,536	1,721	508	568	435	144
Selling and marketing expenses	189	330	70	98	54	20
General and administrative expenses	146	188	46	60	41	13
Depreciation and amortization	(427)	(448)	(141)	(143)	(121)	(40)
Other (1)	(17)	(37)	(6)	(13)	(5)	(2)
OPEX	1,427	1,754	477	570	404	135

(1)   Mainly amortization of employee share based compensation

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q3' 15	Q4' 15	Q1' 16	Q2' 16	Q3' 16	Q4' 16	Q1' 17	Q2' 17	Q3' 17	2015	2016
Cellular Segment Service Revenues	587	550	543	527	531	498	489	497	514	2,297	2,099
Cellular Segment Equipment Revenues	234	269	244	188	139	158	145	145	138	1,051	729
Fixed-Line Segment Service Revenues	225	223	222	219	220	205	194	192	194	906	866
Fixed-Line Segment Equipment Revenues	12	22	23	17	12	11	18	14	22	68	63
Reconciliation for consolidation	(52)	(57)	(55)	(54)	(53)	(51)	(43)	(43)	(42)	(211)	(213)
Total Revenues	1,006	1,007	977	897	849	821	803	805	826	4,111	3,544
Gross Profit from Equipment Sales	52	61	56	42	28	18	26	33	43	239	144
Operating Profit (Loss)	32	(48)	54	67	64	8	**105	**118	92	107	193
Cellular Segment Adjusted EBITDA	137	152	142	155	156	109	**187	**210	189	597	562
Fixed-Line Segment Adjusted EBITDA	59	65	80	73	64	55	**64	**59	50	279	272
Total Adjusted EBITDA	196	217	222	228	220	164	**251	**269	239	876	834
Adjusted EBITDA Margin (%)	19%	22%	23%	25%	26%	20%	**31%	**33%	29%	21%	24%
OPEX	650	608	612	572	570	570	**478	**472	477	2,463	2,324
Impairment charges on operating profit		98								98
Income with respect to settlement agreement
with Orange	23	38	54	54	55	54	54	54		61	217
Finance costs, net	40	39	24	28	30	23	23	54	15	143	105
Profit (loss)	(9)	(65)	14	26	19	(7)	**64	**46	54	(40)	52
Capital Expenditures (cash)	64	56	48	57	44	47	**82	**76	105	359	196
Capital Expenditures (additions)	51	86	34	40	44	84	**58	**78	107	271	202
Adjusted Free Cash Flow	291	230	114	160	215	269	126	208	202	566	758
Adjusted Free Cash Flow (After Interest)	277	172	89	119	201	241	109	150	192	429	650
Net Debt	2,355	2,175	2,079	1,964	1,768	1,526	1,415	1,081	887	2,175	1,526
Cellular Subscriber Base (Thousands)	2,739	2,718	2,692	2,700	2,693	2,686	2,658	2,662	2,677	2,718	2,686
Post-Paid Subscriber Base (Thousands)	2,136	2,156	2,174	2,191	2,215	2,241	2,259	2,273	2,306	2,156	2,241
Pre-Paid Subscriber Base (Thousands)	603	562	518	509	478	445	399	389	371	562	445
Cellular ARPU (NIS)	71	67	67	65	66	62	61	62	64	69	65
Cellular Churn Rate (%)	10.8%	11.1%	11.2%	9.8%	9.7%	9.4%	9.8%	9.0%	9.3%	46%	40%
Number of Employees (FTE)	3,017	2,882	2,827	2,740	2,742	2,686	2,580	2,582	2,696	2,882	2,686

*	See footnote 2 regarding use of non-GAAP measures.
**     Figures include impact of IFRS15 retroactive implementation as from beginning of 2017.

Disclosure for notes holders as of September 30, 2017

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.09.2017				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
C	25.04.10 24.02.11*	200 444	393	425	4	435	3.35% + CPI	30.12.16	30.12.18	30.6, 30.12	Linked to CPI	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
D	25.04.10 04.05.11*	400 146	546	546	2	551	1.328% (MAKAM+1.2%)	30.12.17	30.12.21	30.3, 30.6, 30.9, 30.12	Variable interest MAKAM (2)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
E	25.04.10 04.05.11*	400 535	121	121	2	124	5.5%	30.12.13	30.12.17	30.6, 30.12	Not Linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv.Tel:03-6374355.
F (1)	20.07.17	255	255	255	1	260	2.16%	25.06.20	25.06.24	25.6, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1) In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million. Regarding Series F Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2017, the ratio of Net Debt to Adjusted EBITDA was 1.0. Additional stipulations regarding Series F Notes are as follows: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant.

The Company has additional financial covenants regarding its borrowings from financial institutions. See note 15 to the Company's 2016 annual financial statements.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

In September 2017, the Company entered into an agreement with Israeli institutional investors to issue in December 2018, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 150 million. S&P Maalot has rated the additional deferred issuance with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017.

(2) 'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

(*) On these dates additional Notes of the series were issued. The information in the table refers to the full series.

Disclosure for Notes holders as of September 30, 2017 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.09.2017 and 22.11.2017 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.09.2017 and 22.11.2017	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
C	S&P Maalot	ilA+	ilAA-	07/2017	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
D	S&P Maalot	ilA+	ilAA-	07/2017
E	S&P Maalot	ilA+	ilAA-	07/2017
F	S&P Maalot	ilA+	ilA+	07/2017	07/2017	ilA+/Stable

(1) In July 2017, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated July 2, 2017 and July 27, 2017.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2017

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	212,513	230,506	-	-	-	26,963
Second year	212,513	109,228	-	-	-	13,651
Third year	-	160,138	-	-	-	8,678
Fourth year	-	160,138	-	-	-	6,165
Fifth year and on	-	261,958	-	-	-	6,951
Total	425,026	921,968	-	-	-	62,408

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	115,000	-	-	-	35,036
Second year	-	152,917	-	-	-	23,548
Third year	-	163,333	-	-	-	16,592
Fourth year	-	133,333	-	-	-	9,845
Fifth year and on	-	141,667	-	-	-	6,003
Total	-	706,250	-	-	-	91,024

c.	Credit from banks in Israel based on the Company's "Solo" financial data – None.

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2017 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	212,513	345,506	-	-	-	61,999
Second year	212,513	262,145	-	-	-	37,199
Third year	-	323,471	-	-	-	25,270
Fourth year	-	293,471	-	-	-	16,010
Fifth year and on	-	403,625	-	-	-	12,954
Total	425,026	1,628,218	-	-	-	153,432

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: November 21, 2017